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                               CELTRIX LETTERHEAD

NEWS RELEASE

                            CONTACT:      Andreas Sommer, Ph.D.
                                          President and Chief Executive Officer
                                          (408) 988-2500


                      INITIAL CLINICAL RESULTS REPORTED ON
               CELTRIX'S SOMATOKINE(R) TREATMENT FOR SEVERE BURNS

                PHASE II CLINICAL FEASIBILITY STUDY DEMONSTRATING
              POSITIVE IMMUNE RESPONSE IN SEVERELY BURNED CHILDREN

        NEW YORK, NY -- May 4, 1998 -- In Phase II clinical feasibility studies for the treatment of severe burns, systemic administration of SomatoKine(R) therapy is demonstrating a positive effect on the immune system of severely burned children. SomatoKine is a novel IGF-BP3 therapeutic agent developed by Celtrix Pharmaceuticals, Inc. (Nasdaq: CTRX).

        Initial data on SomatoKine-treated burn patients presented at The Surgical Infection Society conference in New York by clinical researchers from Shriners Hospital for Children, Galveston, and the University of Texas Medical Branch, Galveston, Texas, show positive effect on the immune system. According to the data, lymphocytes isolated from treated patients showed a 280% increase in the production of interleukin-2, a key immune system modulator, and a 25-90% increase in the production of interferon gamma, another key immune system modulator. Importantly, the immunomodulatory effect of SomatoKine treatment may persist beyond the treatment period.

        "These early findings, which involve a small group of patients, indicate potentially important trends with SomatoKine," said Andreas Sommer, Ph.D., President and Chief Executive Officer at Celtrix. "Severe burns can cause significant imbalances in the immune system. However, SomatoKine treatment appears to be normalizing immune functions that protect patients from infections. Such protection may be vital, since infections can interfere with skin graft procedures and, in serious cases, trigger multi-system organ failure and death."

        "Several other parameters, in particular the healing time of donor tissue sites, are also under investigation," Dr. Sommer said. "Various findings from ongoing studies are expected to be reported in scientific forums during 1998 and will serve as the basis for initiating full-scale Phase II/III clinical studies in 1999. Our ultimate objectives are to speed patients' recovery time and reduce their hospital stay."

CLINICAL STUDY OVERVIEW

        Celtrix's Phase II clinical feasibility studies for the treatment of severe burns are being conducted at multiple medical centers throughout the United States. The study reported today was conducted by clinical investigators affiliated with the Shriners Hospital for Children, Galveston, and the Department of Surgery and Department of Internal Medicine, Division of Infectious Diseases, University of Texas Medical Branch, Galveston, Texas.

        Reported data are based on the treatment of six severely burned children, ages two to eighteen. The patients received SomatoKine by continuous intravenous infusion for up to 7 days during acute hospitalization. Therapy was discontinued when donor tissue sites were 95% healed. Patients served as their own control, for comparison of immune responses without SomatoKine treatment versus with SomatoKine treatment.

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"Initial Clinical Results Reported on Celtrix's SomatoKine(R) Treatment For
Severe Burns"
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        "We were particularly interested in lymphocyte (T-helper cell)
production of key immune system proteins called cytokines ," said David N. Herndon, M.D., lead investigator. Dr. Herndon is Chief of Staff, Shriners Hospital for Children, Galveston, and Professor of Surgery, Jesse H. Jones Distinguished Chair of Burn Surgery, University of Texas Medical Branch.

        "Major burn injury is associated with a shift in the production of cytokines," Dr. Herndon said. "Most notably, levels of interleukin-2 and interferon gamma decrease substantially, while levels of interleukin-4 and interleukin-10 rise. The resulting imbalance causes inappropriate immune responses that can increase patients' susceptibility to serious infections."

        "In the SomatoKine study, each patient's immune status was assessed by obtaining blood samples and measuring the production of various cytokines. Our conclusion," Dr. Herndon said, "is that the administration of SomatoKine had a significant beneficial effect on restoring balance to the immune system. While more research is needed, we are encouraged that this treatment may improve T cell-mediated immune responses important to the healing process in burn patients."

        Annually, approximately 25,000 people worldwide (10,000 people in the United States) suffer from severe burns.

THE SOMATOKINE COMPLEX

        SomatoKine is the recombinant equivalent of the natural complex formed by insulin-like growth factor-I, which is an anabolic hormone, and its major binding protein ("IGF-BP3 complex"). Following traumatic injury, blood levels of IGF-BP3 drop substantially. With the trauma of severe burns, this drop appears to be associated with imbalances in various biological processes that may impact the length of time patients spend in a burn trauma center. Treatment with SomatoKine offers the potential to restore biological processes that would allow more frequent donor site harvesting, decrease the risk of complications, accelerate wound healing, and shorten the patient's hospital stay.

ADDITIONAL INFORMATION

        Celtrix is a biopharmaceutical company developing novel therapeutics for seriously debilitating, degenerative conditions primarily associated with severe trauma, chronic diseases or aging. The company's development focus is on SomatoKine, a novel IGF-BP3 complex, for use in regenerating lost muscle, bone and other tissues essential for the patient's health and quality of life. Ongoing product development programs target acute traumatic injury, such as hip fracture surgery in the elderly and severe burns. SomatoKine is currently undergoing Phase II clinical feasibility testing for these two indications. Other potential indications include severe osteoporosis and protein wasting diseases associated with cancer, AIDS and other life-threatening conditions. Through strategic alliances with Celtrix, Yoshitomi Pharmaceutical Industries Ltd. is developing SomatoKine for the treatment of osteoporosis in Japan, and Genzyme Corporation is developing TGF-beta-2 as part of a comprehensive approach to tissue repair and the treatment of systemic disease.

        This news release contains certain forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. Actual results may differ materially from the statements made, as a result of various factors, including risks associated with the continuation of the same observations in future clinical trials involving SomatoKine for the treatment of severe burns, as well as risks associated with future research, clinical study results, the regulatory approval process, competitive products and other factors which are listed from time to time in Celtrix's Securities and Exchange Commission (SEC) filings. These forward-looking statements represent Celtrix's judgment as of the date of this news release.

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